
January 5, 2024

Jeremy Schwartz
Chief Executive Officer
WisdomTree Bitcoin Trust
c/o WisdomTree Digital Commodity Services, LLC
250 West 34th Street, 3rd Floor
New York, New York 10119

> **Re: WisdomTree Bitcoin Trust**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed December 29, 2023**
> **File No. 333-254134**

Dear Jeremy Schwartz:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 27, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-1

General

1.   We note that you are registering an indeterminate number of securities in accordance with Rules 456(d) and 457(u). Please update your EDGAR header tags accordingly.

2.   We note that your registration statement includes a number of blanks or bracketed information, including, for example, the initial Authorized Participant and the amount of the Sponsor Fee. Please revise to include this information in your next amendment.

Cover Page

3.   We note the disclosure on the cover page regarding the Seed Capital Investor and the initial Authorized Participant. Please revise to clearly identify the purchaser(s) of the

initial baskets, including the Seed Capital Investor and the initial Authorized Participant, and identify each such purchaser as a statutory underwriter.

4. We note your cover page disclosure that "[s]ubject to the Exchange receiving the necessary regulatory approval to permit the Trust to create and redeem Shares in-kind for bitcoin (the 'In-Kind Regulatory Approval') these transactions may also take place in exchange for bitcoin." We have the following comments:
   - Please revise to clarify here that the timing of In-Kind Regulatory Approval is unknown and that there is no guarantee that the Exchange will receive In-Kind Regulatory Approval.
   - Please revise your prospectus disclosure to clarify how you will inform Shareholders if the Exchange receives In-Kind Regulatory Approval and if the Sponsor chooses to allow in-kind creations and redemptions.
   - Please confirm your understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.

Bitcoin, Bitcoin Market, Bitcoin Exchanges and Regulation of Bitcoin
Bitcoin Protocol, page 51

5. Please revise this section, the risk factor on page 45, and throughout the prospectus to clarify, if true, that with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency and in the event the Trust seeks to change this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules. Please also revise to clarify, if true, that the only crypto asset to be held by the Trust will be bitcoin.

Calculation of NAV, page 59

6. Refer to your responses to comment 7 in our September 29, 2023 letter and related subsequent comments. We note your revised disclosure that the Trust will only allow cash redemptions, and observe that this change may have an impact on your fair value accounting policy, including principal market determination under ASC Topic 820. Please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses and your current fair value accounting policy. Please also confirm your understanding that we may comment further on this matter in future filing reviews once the Trust is operational.

Custody of the Trust's Assets and Certain Other Operational Matters, page 65

7.   We note your response to prior comment 10 and re-issue. We were unable to locate your revised disclosure. Please revise to disclose how and when the Bitcoin Custodian is directed to transfer the bitcoin from the Cold Vault Balance to the Hot Vault Balance or from the Hot Vault Balance to the Cold Vault Balance in connection with (i) receipt and delivery of bitcoin from and to third parties, (ii) selling bitcoin to pay the Trust's expenses and liabilities, and (iii) paying the Sponsor Fee.

Prime Execution Agent, page 67

8.   We note your response to prior comment 8 and re-issue in part. Please revise to disclose how the Prime Execution Agent will be compensated.

Trade Credit Lender, page 68

9.   Please reconcile your disclosure here that "[t]o secure the repayment of Trade Credits, the Trust has granted a first-priority lien to the Trade Credit Lender over the assets in its Trading Balance and Vault Balance," and on page 37 that "[i]f the Trust fails to repay the Trade Credits to the Trade Credit Lender on time and in full, the Trade Credit Lender can take control of the Trust's assets and liquidate them to repay the Trade Credit debt owed by the Trust to the Trade Credit Lender," with your representations throughout the registration statement that neither the Trust, the Sponsor, nor any other entity is permitted to lend, pledge, hypothecate or rehypothecate any of the Trust's bitcoin.

10. Please revise to quantify or otherwise describe the maximum amount of Trade Credit that the Trade Financing Agreement permits to be outstanding at any one time. Please also disclose whether the intention is to generally fund the Trading Balance at the Prime Execution Agent with sufficient cash or bitcoin or whether it regularly expects to utilize the Trade Financing Agreement. In addition, to the extent the execution price of the bitcoin acquired exceeds the cash deposit amount, disclose who bears the responsibility for this difference. Further, for creation and redemption transactions, please revise to clarify whether or not the interest payable on Trade Credits utilized under the Trade Financing Agreement are included in the execution price and therefore the responsibility of the Authorized Participants. If they are the responsibility of the Trust, please revise your risk factor disclosure accordingly to explain the impact such interest payments will have on the net assets of the Trust over time.

Plan of Distribution, page 69

11. We refer you to comment 38 of our letter dated December 6, 2023. Please identify by name all of the Authorized Participants with which you have an agreement at the time of effectiveness of the registration statement.

Creation and Redemption of Shares, page 70

12. We note your response to prior comment 13 and re-issue in part. Please revise to disclose how the amount of cash required for a creation order is calculated.

13. We note your disclosure that the Trust will purchase bitcoin in connection with creation orders and that the Prime Execution Agent will sell bitcoin for cash in connection with redemption orders. Please revise your disclosure to specifically identify the party or parties that will buy and sell bitcoin for the Trust and identify the Prime Execution Agent.

Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Todd Zerega